Exhibit 99.2

Notice to ASX/LSE

Publication of Report on Payments to Governments for the year ended 31 December 2019

Rio Tinto plc

16 June 2020
Our report on payments to governments made by Rio Tinto and its subsidiary undertakings for the year ended 31 December 2019 as required under the UK’s Report on Payments to Governments Regulations 2014 (as amended in December 2015) was filed at Companies House today.  These UK Regulations enact domestic rules in line with Chapter 10 of the EU Accounting Directive.  The report also satisfies the requirements of Rule 4.3A of the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom.
We also continue to publish, on a voluntary basis, our annual Taxes paid report.  The Taxes paid: Our economic contribution 2019 report is more comprehensive than the mandatory filing and includes the wider payments made by Rio Tinto to governments in each of the main countries in which we operate.
Rio Tinto paid US$7.6 billion of taxes and royalties and a further US$1.3 billion on behalf of its employees during 2019.
Our Taxes Paid report also includes information about our tax strategy and governance, international related party dealings and other disclosures.
The Taxes Paid: Our economic contribution 2019 report is available to download at
https://www.riotinto.com/sustainability/sustainability-reporting/taxes-paid-report
Text of Report on Payments to Governments for the year 2019 filed at Companies House.

GOVERNMENT PAYMENTS BY TYPE
Country Code	Government	Payment Type	Unit Measure	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Report Notes	Filing Date
AUS	AUSTRALIAN TAXATION OFFICE	Tax		0		USD	4,244,912,680	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
AUS	NORTHERN TERRITORY REVENUE OFFICE	Royalties		0		USD	38,567,099	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
AUS	NORTHERN TERRITORY REVENUE OFFICE	Fees		0		USD	4,525,971	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
AUS	STATE OF QUEENSLAND	Royalties		0		USD	84,319,486	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
AUS	STATE OF QUEENSLAND	Fees		0		USD	1,706,301	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
AUS	STATE OF WESTERN AUSTRALIA	Royalties		0		USD	1,608,158,317	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
AUS	STATE OF WESTERN AUSTRALIA	Fees		0		USD	7,070,245	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
BRA	FEDERAL REVENUE OF BRAZIL	Tax		0		USD	164,522	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN	CANADA REVENUE AGENCY	Tax		0		USD	4,472,740	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Tax		0		USD	15,930,129	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN	INNU NATION	Fees		0		USD	2,572,729	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN	LUTSEL K'E DENE FIRST NATION	Fees		0		USD	160,084	Rio Tinto plc	719885	A	Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Tax		0		USD	8,347,955	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Fees		0		USD	4,450,584	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN	REVENU QUEBEC	Tax		0		USD	(872,703)	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN	MINISTRE DE lENERGIE ET DES RESSOURCES NATURELLES DU QUEBEC	Fees		0		USD	136,486	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN	TLICHO GOVERNMENT	Fees		0		USD	1,185,659	Rio Tinto plc	719885	A	Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CHL	CHILE - SERVICIO DE IMPUESTOS INTERNOS	Tax		0		USD	245,476	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20

GIN	GUINEA - RECEVEUR SPECIAL DES IMPOTS	Fees	0	USD	839,609	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Tax	0	USD	546,960	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Royalties	0	USD	2,355,135	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Fees	0	USD	216,031	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG	GOBI OYU DEVELOPMENT SUPPORT FUND	Bonuses	0	USD	5,000,472	Rio Tinto plc	719885	B	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG	KHANBOGD SUM	Fees	0	USD	288,516	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Royalties	0	USD	71,071,282	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG	UMNUGOBI AIMAG	Tax	0	USD	7,236,689	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Fees	0	USD	221,795	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG	ULAANBAATAR CITY	Fees	0	USD	1,406,837	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG	UMNUGOBI AIMAG	Fees	0	USD	6,798,236	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
NAM	NAMIBIA - NATIONAL TAXATION AUTHORITY	Royalties	0	USD	1,194,524	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
NAM	NAMIBIA - NATIONAL TAXATION AUTHORITY	Fees	0	USD	308,902	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
PER	PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	Fees	0	USD	12,316,923	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA	KERN COUNTY (CA)	Fees	0	USD	10,074,842	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA	SALT LAKE COUNTY (UT)	Fees	0	USD	46,667,891	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA	USA - INTERNAL REVENUE SERVICE	Tax	0	USD	(36,184,658)	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA	USA - INTERNAL REVENUE SERVICE	Fees	0	USD	1,604,154	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA	UTAH STATE TAX COMMISSION	Royalties	0	USD	13,730,019	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20

USA	UTAH STATE TAX COMMISSION	Tax	0	USD	3,731,025	Rio Tinto plc	719885	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA	WISCONSIN DEPARTMENT OF REVENUE	Tax	0	USD	100,776	Rio Tinto plc	719885	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
ZAF	SOUTH AFRICAN REVENUE SERVICES	Tax	0	USD	66,046,225	Rio Tinto plc	719885	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
ZAF	SOUTH AFRICAN REVENUE SERVICES	Royalties	0	USD	12,336,432	Rio Tinto plc	719885	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
ZMB	ZAMBIA - ZAMBIA REVENUE AUTHORITY	Fees	0	USD	317,705	Rio Tinto plc	719885	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
	TOTAL				6,254,280,082
Note A: This is 60% of total payment being Rio Tinto share of Diavik
Note B: Bonus includes amounts paid under Oyu Tolgoi LLC's Communities Co-operation Agreement

GOVERNMENT PAYMENTS TOTAL
Government	Country Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Report Notes	Filing Date
AUSTRALIAN TAXATION OFFICE	AUS	4,244,912,680	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
FEDERAL REVENUE OF BRAZIL	BRA	164,522	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
CANADA REVENUE AGENCY	CAN	4,472,740	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
CHILE - SERVICIO DE IMPUESTOS INTERNOS	CHL	245,476	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
GOBI OYU DEVELOPMENT SUPPORT FUND	MNG	5,000,472	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
INNU NATION	CAN	2,572,729	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
KERN COUNTY (CA)	USA	10,074,842	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
KHANBOGD SUM	MNG	288,516	USD	Rio Tinto plc	719885	31-Dec-19	3	D	Extractive Industry Reporting		16-Jun-20
LUTSEL K'E DENE FIRST NATION	CAN	160,084	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
MADAGASCAR - GENERAL DIRECTION OF TAXES	MDG	3,118,126	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
MONGOLIA - GENERAL DEPARTMENT OF TAXATION	MNG	71,293,077	USD	Rio Tinto plc	719885	31-Dec-19	3	D	Extractive Industry Reporting		16-Jun-20
NAMIBIA - NATIONAL TAXATION AUTHORITY	NAM	1,503,426	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	CAN	15,930,129	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
NORTHERN TERRITORY REVENUE OFFICE	AUS	43,093,070	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
GOVERNMENT OF NORTHWEST TERRITORIES	CAN	12,798,539	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	PER	12,316,923	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20
REVENU QUEBEC	CAN	(872,703)	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting		16-Jun-20

STATE OF QUEENSLAND	AUS	86,025,787	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting	16-Jun-20
SALT LAKE COUNTY (UT)	USA	46,667,891	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting	16-Jun-20
SOUTH AFRICAN REVENUE SERVICES	ZAF	78,382,657	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting	16-Jun-20
MINISTRE DE lENERGIE ET DES RESSOURCES NATURELLES DU QUEBEC	CAN	136,486	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting	16-Jun-20
TLICHO GOVERNMENT	CAN	1,185,659	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting	16-Jun-20
ULAANBAATAR CITY	MNG	1,406,837	USD	Rio Tinto plc	719885	31-Dec-19	3	D	Extractive Industry Reporting	16-Jun-20
UMNUGOBI AIMAG	MNG	14,034,925	USD	Rio Tinto plc	719885	31-Dec-19	3	D	Extractive Industry Reporting	16-Jun-20
USA - INTERNAL REVENUE SERVICE	USA	(34,580,504)	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting	16-Jun-20
UTAH STATE TAX COMMISSION	USA	17,461,044	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting	16-Jun-20
STATE OF WESTERN AUSTRALIA	AUS	1,615,228,562	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting	16-Jun-20
WISCONSIN DEPARTMENT OF REVENUE	USA	100,776	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting	16-Jun-20
ZAMBIA - ZAMBIA REVENUE AUTHORITY	ZMB	317,705	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting	16-Jun-20
GUINEA - RECEVEUR SPECIAL DES IMPOTS	GIN	839,609	USD	Rio Tinto plc	719885	31-Dec-19	3	C	Extractive Industry Reporting	16-Jun-20
TOTAL		6,254,280,082
Note C: Amounts in local currency are converted to US$ at the average exchange rate for the year
Note D: Amounts in local currency are converted to US$ at the exchange rate at the time the payments were made

PROJECT PAYMENTS BY TYPE
Project Code	Project Name	Country Code List	Payment Type	Unit Measure	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Report Notes	Filing Date
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Tax		0		USD	3,485,661,396	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Royalties		0		USD	1,597,606,543	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Fees		0		USD	5,646,209	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN01	IRON ORE COMPANY OF CANADA	CAN	Tax		0		USD	36,140,836	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20
CAN01	IRON ORE COMPANY OF CANADA	CAN	Fees		0		USD	2,572,729	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3		16-Jun-20

MNG01	OYU TOLGOI - MONGOLIA	MNG	Tax	0	USD	7,236,689	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG01	OYU TOLGOI - MONGOLIA	MNG	Royalties	0	USD	71,071,282	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG01	OYU TOLGOI - MONGOLIA	MNG	Fees	0	USD	8,715,385	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MNG01	OYU TOLGOI - MONGOLIA	MNG	Bonuses	0	USD	5,000,472	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA01	KENNECOTT UTAH COPPER - US	USA	Tax	0	USD	62,757,982	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA01	KENNECOTT UTAH COPPER - US	USA	Royalties	0	USD	13,730,019	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA01	KENNECOTT UTAH COPPER - US	USA	Fees	0	USD	46,667,891	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA02	RESOLUTION COPPER - US	USA	Tax	0	USD	(19,344,101)	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS03	QUEENSLAND COAL - AUSTRALIA	AUS	Tax	0	USD	855,390,328	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS04	ARGYLE - AUSTRALIA	AUS	Tax	0	USD	(14,547,644)	Rio Tinto plc	719885	F	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS04	ARGYLE - AUSTRALIA	AUS	Royalties	0	USD	8,593,104	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS04	ARGYLE - AUSTRALIA	AUS	Fees	0	USD	1,080,484	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
CAN02	DIAVIK - CANADA	CAN	Tax	0	USD	(7,705,510)	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
CAN02	DIAVIK - CANADA	CAN	Fees	0	USD	5,796,327	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20

NAM01	ROSSING - NAMIBIA	NAM	Royalties	0	USD	1,194,524	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
NAM01	ROSSING - NAMIBIA	NAM	Fees	0	USD	308,902	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Tax	0	USD	(1,258,955)	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Fees	0	USD	136,486	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MDG01	QIT MADAGASCAR MINERALS	MDG	Tax	0	USD	546,960	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MDG01	QIT MADAGASCAR MINERALS	MDG	Royalties	0	USD	2,355,135	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
MDG01	QIT MADAGASCAR MINERALS	MDG	Fees	0	USD	216,031	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Tax	0	USD	66,046,225	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Royalties	0	USD	12,336,432	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA03	US BORAX	USA	Tax	0	USD	2,254,607	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USA03	US BORAX	USA	Fees	0	USD	10,074,842	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USAOTH01	NON-EXTRACTIVE - USA	USA	Tax	0	USD	(63,087,547)	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Tax	0	USD	5,233,670	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Royalties	0	USD	1,958,669	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20

AUS05	DAMPIER SALT - AUSTRALIA	AUS	Fees	0	USD	343,552	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS06	GOVE - AUSTRALIA	AUS	Royalties	0	USD	38,567,099	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS06	GOVE - AUSTRALIA	AUS	Fees	0	USD	4,525,971	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Tax	0	USD	(641,661)	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Royalties	0	USD	84,319,486	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Fees	0	USD	1,706,301	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUSEXP01	EXPLORATION - AUSTRALIA	AUS	Tax	0	USD	(17,369,340)	Rio Tinto plc	719885	F	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
AUSOTH01	HEAD OFFICE / NON-EXTRACTIVE AUSTRALIA	AUS	Tax	0	USD	(68,814,068)	Rio Tinto plc	719885	F	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
CHLEXP01	EXPLORATION - CHILE	CHL	Tax	0	USD	245,476	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
BRAEXP01	EXPLORATION - BRAZIL	BRA	Tax	0	USD	164,522	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
PEREXP01	EXPLORATION - PERU	PER	Fees	0	USD	12,316,923	Rio Tinto plc	719885		Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USAEXP01	EXPLORATION - US	USA	Tax	0	USD	(14,232,048)	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
USAEXP01	EXPLORATION - US	USA	Fees	0	USD	1,604,153	Rio Tinto plc	719885	E	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20

ZMBEXP01	EXPLORATION - ZAMBIA	ZMB	Fees	0	USD	317,705	Rio Tinto plc	719885	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
GINEXP01	EXPLORATION - GUINEA	GIN	Fees	0	USD	839,609	Rio Tinto plc	719885	Extractive Industry Reporting	31-Dec-19	3	16-Jun-20
	TOTAL					6,254,280,082
Note E: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group.
Note F: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. This does not represent an actual refund from the Australian Tax Office

PROJECT PAYMENTS TOTAL
Project Name	Project Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Report Notes	Filing Date
PILBARA - WESTERN AUSTRALIA	AUS01	5,088,914,148	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
IRON ORE COMPANY OF CANADA	CAN01	38,713,565	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
OYU TOLGOI - MONGOLIA	MNG01	92,023,828	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
KENNECOTT UTAH COPPER - US	USA01	123,155,892	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
RESOLUTION COPPER - US	USA02	(19,344,101)	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
QIT MADAGASCAR MINERALS	MDG01	3,118,126	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
QUEENSLAND COAL - AUSTRALIA	AUS03	855,390,328	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
ARGYLE - AUSTRALIA	AUS04	(4,874,056)	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
DIAVIK - CANADA	CAN02	(1,909,183)	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
ROSSING - NAMIBIA	NAM01	1,503,426	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
RIO TINTO FER ET TITANE - CANADA	CAN03	(1,122,469)	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20
RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF01	78,382,657	USD	Rio Tinto plc	719885	31-Dec-19	3		Extractive Industry Reporting		16-Jun-20

US BORAX	USA03	12,329,449	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
NON-EXTRACTIVE - USA	USAOTH01	(63,087,547)	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
DAMPIER SALT - AUSTRALIA	AUS05	7,535,891	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
GOVE - AUSTRALIA	AUS06	43,093,070	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
WEIPA INCLUDING AMRUN - AUSTRALIA	AUS07	85,384,126	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
EXPLORATION - AUSTRALIA	AUSEXP01	(17,369,340)	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
HEAD OFFICE / NON-EXTRACTIVE AUSTRALIA	AUSOTH01	(68,814,068)	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
EXPLORATION - CHILE	CHLEXP01	245,476	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
EXPLORATION - BRAZIL	BRAEXP01	164,522	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
EXPLORATION - PERU	PEREXP01	12,316,923	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
EXPLORATION - US	USAEXP01	(12,627,895)	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
EXPLORATION - ZAMBIA	ZMBEXP01	317,705	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
EXPLORATION - GUINEA	GINEXP01	839,609	USD	Rio Tinto plc	719885	31-Dec-19	3	Extractive Industry Reporting	16-Jun-20
TOTAL			6,254,280,082

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885